United States securities and exchange commission logo





                               September 21, 2021

       Jian Wang
       Chairman of the Board (Class II)
       Lion Group Holding Ltd
       Unit A-C, 33/F
       Tower A, Billion Center
       1 Wang Kwong Road
       Kowloon Bay Hong Kong

                                                        Re: Lion Group Holding
Ltd
                                                            Form 20-F filed
March 31, 2021
                                                            File No. 001-39301

       Dear Mr. Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed March 31, 2021

       Part I, page 1

   1. At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being
based in or having the majority of the company   s operations in
                                                        China and Hong Kong.
Your disclosure should make clear whether these risks could
                                                        result in a material
change in your operations and/or the value of your ADSs or could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
                                                        Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security or anti-monopoly
concerns, has or may impact the company   s ability to conduct its
                                                        business, accept
foreign investments, or list on an U.S. or other foreign exchange. Your
                                                        Information on the
Company section should address, but not necessarily be limited to, the
 Jian Wang
FirstName
Lion GroupLastNameJian
           Holding Ltd Wang
Comapany 21,
September NameLion
              2021 Group Holding Ltd
September
Page 2    21, 2021 Page 2
FirstName LastName
         risks highlighted in Part I.
Item 3. Key Information, page 1

2. At the onset of Item 3, disclose the risks that your corporate structure and being based in
         or having the majority of the company   s operations in Hong Kong
poses to investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in Hong Kong and China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign
         investment in China- and Hong Kong    based issuers could
significantly limit or
         completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Disclose each permission that you or your Hong Kong-based subsidiaries are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed by your subsidiaries.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.
         investors as well as the ability to settle amounts owed.
Item 3.D Risk Factors, page 3

5.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise your disclosure to separately highlight the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given
 Jian Wang
Lion Group Holding Ltd
September 21, 2021
Page 3
         recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong
         Kong- and China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael
Volley, Staff Accountant, at 202-551-3437 with any questions.



FirstName LastNameJian Wang                                     Sincerely,
Comapany NameLion Group Holding Ltd
                                                                Division of
Corporation Finance
September 21, 2021 Page 3                                       Office of
Finance
FirstName LastName